November 28, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apollo Medical Holdings, Inc.

Registration Statement on Form S-3

File No. 333-228432

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Apollo Medical Holdings, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-228432) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 5:00 p.m., Eastern Standard Time, on November 30, 2018 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Shartsis Friese LLP, by calling P. Rupert Russell at (415) 421-6500. The Registrant hereby authorizes Mr. Russell to orally modify or withdraw this request for acceleration.

Very truly yours,

APOLLO MEDICAL HOLDINGS, INC.

By:	/s/ Warren Hosseinion
Name: Warren Hosseinion, M.D.
Title: Co-Chief Executive Officer